Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA &NBSP;91101

TEL (626) 585-5920 - FAX (626) 585-5929

December 10, 2018

To the Shareholders of

Cole Credit Property Trust IV, Inc.

RE:NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 780,000 common shares (the "Shares"), in Cole Credit Property Trust IV, Inc. (the "Corporation"), for cash in the amount of $6.60 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated December 10, 2018 (“Offer to Purchase”), and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer is 10% Higher than the most recent offer for your Shares of which we are aware. No commissions are charged, which often exceed 5% of the secondary market sale price.

•There is no public market for the Shares, and no public market is expected to develop. If you do not sell, you should be prepared to hold the Shares indefinitely.

•The Corporation’s share redemption plan has been substantially unable to satisfy requests. The Corporation was unable to fulfil all redemption requests made in 2016 and 2017, and redeemed less than 15% of the Shares requested in the first three quarters of 2018.

•Our offer allows you to GET CASH for your Shares PROMPTLY AND EASILY. For ordinary redemptions, the Corporation’s redemption program is no longer effective: requests are redeemed quarterly, on a pro rata basis (less than 15% so far in 2018); and then unfulfilled requests do not carry over to the subsequent quarter and do not have priority over newer requests. So you must submit new paperwork to the Corporation every quarter to get a small portion of your Shares redeemed after the end of that quarter.

By selling your Shares to Everest, you receive guaranteed cash of $6.60 for your Shares, promptly and easily. The Corporation last estimated its value per Share as of December 31, 2017, at $9.37, but also states that there is no assurance that a stockholder would realize such amount from a liquidation of the Corporation’s assets or another liquidity event, if one ever occurs.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on January 18, 2019.

Very truly yours,

Everest REIT Investors I, LLC